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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
201

SEC FILE NUMBER
8-66789

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WynVale Financial Distributors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Old Mill Road
(No. and Street)

Stockton	NJ	08559
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony S. Wiseman — (908) 628-0831
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway – Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Anthony S. Wiseman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to WynVale Financial Distributors LLC for the period ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

Subscribed and sworn
to before me this th
day of February 23 2015

LINDA J. ZENGEL
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 20, 2019

Wynvale Financial Distributors LLC
Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2014

Wynvale Financial Distributors LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes);

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WynVale Financial Distributors LLC
Index
December 31, 2014

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Members of
Wynvale Financial Distributors LLC

We have audited the accompanying financial statements of Wynvale Financial Distributors LLC (a Delaware Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Wynvale Financial Distributors LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Wynvale Financial Distributors LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Wynvale Financial Distributors LLC's financial statements. The supplemental information is the responsibility of Wynvale Financial Distributors LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

New York, NY
February 23, 2015

WYNVALE FINANCIAL DISTRIBUTORS LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	21,087
Accounts receivable		10,840
Prepaid expenses		2,767
Total assets	$	34,694
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	9,125
Members' equity		25,569
Total liabilities and members' equity	$	34,694

The accompanying notes are an integral part of these financial statements.

WYNVALE FINANCIAL DISTRIBUTORS LLC
Statement of Operations
December 31, 2014

Revenues	
Fees	$ 215,297
Total revenue	215,297
Expenses	
Commission expense	114,966
Professional fees	23,651
Communications and data services	2,773
Travel, entertainment and marketing	5,198
Regulatory costs	5,693
Office expenses	7,961
Other	3,065
Total expenses	163,307
Net income	$ 51,990

The accompanying notes are an integral part of these financial statements.

WYNVALE FINANCIAL DISTRIBUTORS LLC
Statement of Changes in Members' Equity
December 31, 2014

Balance, December 31, 2013	$ 18,579
Capital distributions	(45,000)
Net income	51,990
Balance, December 31, 2014	$ 25,569

The accompanying notes are an integral part of these financial statements.

WYNVALE FINANCIAL DISTRIBUTORS LLC
Statement of Cash Flows
December 31, 2014

Cash flows from operating activities	
Net income	$ 51,990
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	-
(Increase) in operating assets	
Accounts receivable	(10,840)
Other assets	(606)
Increase in operating liabilities	
Accounts payable and accrued expenses	6,791
Net cash provided by operating activities	47,335
Cash used in financing activities - capital distibutions	(45,000)
Net increase in cash	2,335
Cash	
Beginning of year	18,752
Cash	
End of year	$ 21,087

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

WynVale Financial Distributors LLC (the "Company") operates as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Regulatory Authority, Inc. ("FINRA"). The Company wholesales mutual funds to other broker-dealers on a sales commission basis. The Company also receives consulting revenue for activities engaging in the solicitation and selling of private placements to institutional investors and accredited investors under Rule 501(a) of Regulation D under the Securities Act of 1933.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The company recognizes revenues as earned. Commissions are recorded on a trade-date basis as securities transactions occur. Consulting, placement and other fees are recognized as income when the Company renders the related services.

Income Taxes

The Company files its income tax returns as an S-Corporation where each individual member is responsible for reporting income or loss based upon the members' respective share of the Company's revenues and expenses. Accordingly, the Company has not provided for federal and state income taxes on the financial statements.

Accounting for uncertainty in income taxes
At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2010.

3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of approximately $11,962 which exceeded the required net capital by approximately $6,962.

4. Concentration

Substantially all of the assets of the Company are held by a single bank and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

5. Members Equity

Members may not transfer any interest or rights in their equity without the written consent of the majority of all other members. In addition, if the members determine that additional capital is required to continue the operations of the Company, the members shall make additional contributions in proportion to their current equity. If a member does not make the required additional contribution, another member may make the contribution and be credited with the proportionate share of equity in accordance with the terms of the Company's operating agreement.

SUPPLEMENTARY INFORMATION

WYNVALE FINANCIAL DISTRIBUTORS LLC
Computation of Net Capital
December 31, 2014

Members' equity	$	25,569
Deductions and/or charges		
Nonallowable assets		
Accounts receivable		10,840
Prepaid expenses		2,767
Net capital		11,962
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	6,962
Aggregate Indebtedness	$	9,125
Ratio of aggregate indebtedness to net capital		.76: 1

Reconciliation with the Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2014):

Net capital as reported in the Company's unaudited FOCUS Part II A Report	$	18,221
Increase in revenues		10,840
Increase in non-allowable receivable		(10,840)
Increase in accrued expenses		(6,259)
Net capital per above	$	11,962

The accompanying notes are an integral part of these financial statements.

WYNVALE FINANCIAL DISTRIBUTORS LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

Computation for Determination of the Reserve Requirement Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraphs (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2014.

The accompanying notes are an integral part of these financial statements.

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Members of
Wynvale Financial Distributors LLC

We have reviewed management's statements, included in the accompanying Rule 15c-3-3 exemption report, in which (1) Wynvale Financial Distributors LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wynvale Financial Distributors LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) Wynvale Financial Distributors LLC stated that Wynvale Financial Distributors LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Wynvale Financial Distributors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wynvale Financial Distributors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY
February 23, 2015

WYNVALE FINANCIAL DISTRIBUTORS LLC

Rule 15c3-3 Exemption Report
December 31, 2014

In accordance with the FINRA membership agreement applicable to Wynvale Financial Distributors LLC ("Wynvale"), it, is designated to operate under the exemptive provision paragraph (k)(2)(i) of SEC Rule 15c3-3. Wynvale does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of Wynvale, it is in compliance with Rule 15c3-3, and has been so, throughout the year ended December 31, 2014, without exception.

Signature

Managing Member

February 23 2015